                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                            Lifeline Systems, Inc.
                               (Name of Issuer)


                         Common Stock, $.02 Par Value
                        (Title of Class of Securities)


                                  532192 10 1
                                (CUSIP Number)



                            Ms. Sheryl B. Sigrist,
                            Lifeline Systems, Inc.,
                    640 Memorial Drive, Cambridge, MA 02139
                                (617) 679-1000
     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                August 27, 1998
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).


                        (Continued on following pages)
                              (Page 1 of 7 Pages)
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                                   SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 532192 10 1                                     PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ronald Feinstein

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS*
 4
      00

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

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                          SOLE VOTING POWER
                     7
     NUMBER OF            443,451 (beneficial interest disclaimed in 16,000)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             443,451 (beneficial interest disclaimed in 16,000)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      427,451

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [X]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.3

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      TYPE OF REPORTING PERSON*
14
      IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 7 pages
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                                                               Page 3 of 7 pages

ITEM 1.   SECURITY AND ISSUER.


     This Schedule 13D relates to the common stock, $.02 par value per share (the "Common Stock") of Lifeline Systems, Inc. a Massachusetts corporation (the "Company"). The principal executive offices of the Company are located at 640 Memorial Drive, Cambridge, MA 02139.


ITEM 2.   IDENTITY AND BACKGROUND.

     (a)  Ronald Feinstein
     (b) c/o Lifeline Systems, Inc., 640 Memorial Drive, Cambridge, Massachusetts 02139
     (c) President and Chief Executive Officer of the Company, 640 Memorial Drive, Cambridge, Massachusetts 02139
     (d)  None
     (e)  None
     (f)  U.S.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable.


ITEM 4.   PURPOSE OF THE TRANSACTION.

     This Schedule 13D Amendment relates to the vesting of certain options to buy shares of the Company's Common Stock.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of August 27, 1998, Mr. Feinstein had sole voting and investment power as to 443,451 shares of Common Stock (except as this amount may be limited by the explanations contained in the following paragraphs):


          1. 170,534 shares are owned directly by Mr. Feinstein. 248,404 shares are subject to stock options held by Mr. Feinstein that are exercisable as of August 27, 1998. 8,513 shares are beneficially owned by Mr. Feinstein through his interest in the Company's Employees Savings and Investment Plan (the "401(k) Plan"). Mr. Feinstein possesses sole voting and dispositive power with respect to these shares, which represent 7.3% of the Common Stock outstanding, based on the 5,825,781 shares of Common Stock issued and outstanding on July 31, 1998 as set forth in the Company's Report on Form 10-Q for the period ended June 30, 1998.

                                                               Page 4 of 7 pages


          2. 16,000 shares are held by Mr. Feinstein's children. Mr. Feinstein has sole voting and dispositive power over such shares, but he disclaims any beneficial interest with respect to such shares.

     (b)  See Item 5(a) above.

     (c)  Not applicable.

     (d) Mr. Feinstein's children own 16,000 shares of Common Stock and have the right to receive any dividends that may be declared and any proceeds from the sale of such shares.

     (e)  Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.



     Pursuant to the terms of an employment agreement, as amended, effective as of August 27, 1992, Ronald Feinstein became the Executive Vice President and Chief Operating Officer of the Company on October 1, 1992, and the President and Chief Executive Officer on January 1, 1993. Mr. Feinstein receives a base salary of not less than $200,000 annually. Pursuant to the terms of Mr. Feinstein's agreement, on September 1, 1992, the Company sold to Mr. Feinstein 83,333 shares of the Company's Common Stock at a price of $3.00 per share (which represented the fair market value of the Common Stock on August 27, 1992) for an aggregate price of $250,000. The Company loaned $250,000 to Mr. Feinstein for seven years at an annual interest rate of 5.98% pursuant to the terms of a promissory note (the "Feinstein Note") which was secured by the Common Stock that Mr. Feinstein purchased. On February 24, 1997, Mr. Feinstein repaid the Feinstein Note in full, in part by exercising stock options and selling 10,700 shares of Common Stock back to the Company at their fair market value on such date ($17.00), the proceeds of which were used to repay the Feinstein Note.

     Pursuant to the terms of Mr. Feinstein's employment agreement, until the Feinstein Note was paid in full, the Company agreed to pay Mr. Feinstein a bonus equal to the lesser of (x) the annual interest due on the Feinstein note and (y) 1% of the Company's pre-tax profit (a) in the first year that the Company achieves a specified level of after-tax net profit, and (b) in subsequent years, in the event that the Company achieves certain percent increases in net profit from the previous year. In addition, Mr. Feinstein is eligible to receive a bonus equal to 40% of his base salary if the Company achieves the annual profit performance plan goals adopted by the

                                                               Page 5 of 7 pages

Board of Directors and a bonus of greater than 40% of his base salary if the Company exceeds such goals. For the year ended December 31, 1997, Mr. Feinstein elected to take options to purchase 14,810 shares in lieu of cash bonus. Pursuant to his employment agreement, Mr. Feinstein will continue to serve as a member of the Board of Directors during the period of his employment.

     Pursuant to his employment agreement, on August 27, 1992, Mr. Feinstein also received a nonstatutory stock option to purchase up to 150,000 shares of Common Stock at an exercise price of $3.00 per share (which represented the fair market value on the date of grant), vesting one-fifth on the date of grant and one-fifth on each of the next four anniversary dates. The original expiration date of this stock option was the fifth anniversary of the date of grant. On December 6, 1995, the Stock Option Plans Committee extended the exercise period of the option for an additional five years, so that the option will expire on August 27, 2002. Pursuant to his employment agreement, Mr. Feinstein was also granted a stock option to purchase up to 100,000 shares of Common Stock at $3.00 per share (which represented the fair market value on the date of the grant), subject to a vesting schedule that originally provided for vesting in three equal annual installments commencing April 15 in the year following the achievement of certain financial goals. On September 27, 1995, the Stock Option Plans Committee amended this option to provide for vesting on the earlier of the six-year anniversary of the date of grant or in three equal annual installments commencing April 15 in the year following the achievement of certain financial goals. These options will expire on August 27, 1999. As of August 27, 1998, both stock options described in this paragraph have vested in full.

     Upon termination by the Company of his employment as Chief Executive
Officer and his membership on the Board of Directors, other than for cause, Mr. Feinstein will continue to receive his salary for 12 months. On June 14, 1996, Mr. Feinstein's employment agreement was amended to provide that in the event of a change in control of the Company following which Mr. Feinstein no longer serves as the Chief Executive Officer of the Company within the Boston, Massachusetts metropolitan area or as a director of the Company, Mr. Feinstein may terminate the employment agreement and be paid three times his salary and bonus for the preceding fiscal year (subject to downward adjustment for any excess parachute payment as defined in Section 280G of the Internal Revenue Code of 1986, as amended).
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                                                               Page 6 of 7 Pages

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     The following is a list of exhibits to this Amendment No. 2 to Schedule 13D. The following exhibits have, as indicated below, previously been filed by and on behalf of the Company with the Securities and Exchange Commission under the Securities and Exchange Act of 1934 and are referred to and incorporated herein by reference to such filings.


Exhibit 1.          Amended Employment and Noncompetition Agreement between Mr.
----------          Feinstein and the Company, dated August 27, 1992.

                    (Filed as exhibit 10.36 to the Company's 10-K for the year ended December 31, 1992)

Exhibit 2.          Secured Promissory Note between Mr. Feinstein and the
----------          Company, dated September 1, 1992.

                    (Filed as exhibit 10.37 to the Company's 10-K for the year ended December 31, 1992)

Exhibit 3.          Security and Pledge Agreement between Mr. Feinstein and the
----------          Company, dated September 1, 1992.

                    (Filed as exhibit 10.38 to the Company's 10-K for the year ended December 31, 1992)

Exhibit 4.          Nonstatutory Stock Option Agreement, as amended,
----------          between Mr. Feinstein and the Company, dated
                    August 27, 1992.

                    (Filed as exhibit 10.39 to the Company's 10-K for the year ended December 31, 1992)

Exhibit 5.          Special Non-Statutory Stock Option Agreement, as amended,
----------          between Mr. Feinstein and the Company, dated
                    August 27, 1992.

                    (Filed as exhibit 10.40 to the Company's 10-K for the year ended December 31, 1992)


Exhibit 6.          Non-Statutory Stock Option Agreement between Mr. Feinstein
----------          and the Company, dated February 11, 1994.

                    (Filed as exhibit 10.46 to the Company's 10-K for the year ended December 31, 1993)
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                                                               Page 7 of 7 Pages


Exhibit 7.          Amended Employment Agreement between Mr. Feinstein and the
----------          Company, dated June 14, 1996.

                    (Filed as exhibit 10.60 to the Company's 10-Q for the quarter ended June 30, 1996)

Exhibit 8.          Letter Agreement between Mr. Feinstein and the Company,
----------          dated March 4, 1994.

                    (Filed as exhibit 10.45 to the Company's 10-K for the year ended December 31, 1993)



                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  August 27, 1998                  /s/ Ronald Feinstein
                                         --------------------
                                         Ronald Feinstein